SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549


	SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2 (b)

(Amendment No.   )*


	SEGUE SOFTWARE, INC.

	(Name of Issuer)


	Common Stock, par value $.01 per share

	(Title of Class of Securities)


			815807102

	(CUSIP Number)


		          	March 22, 2002

	(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[  ]  Rule 13d-1(b)
[x]  Rule 13d-1(c)
[  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







CUSIP No.                                          62855T102


(1)	NAMES OR REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

S-7 Associates, L.L.C.        Tax ID No.: 11-3222453


(2)	CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a)	[  ]
(b)	[  ]

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

						(5)	SOLE VOTING POWER		714,767
	NUMBER OF SHARES			(6)	SHARED VOTING POWER		0
	BENEFICIALLY OWNED		(7)	SOLE DISPOSITIVE POWER	714,767
	BY EACH REPORTING			(8)	SHARED DISPOSITIVE POWER	0
	PERSON WITH


(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		714,767

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS)			[  ]


(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

		7%

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

				OO

Item 1.

(a)	Name of Issuer.

Segue Software, Inc.

(b)	Address of Issuer's Principal Executive Offices.

		201 Spring Street
		Lexington, MA  02421-8046






Item 2.

(a)	Name of Person Filing.	S-7 Associates, L.L.C.


(b) Address of Principal Business Office or, if none, Residence.

c/o Renaissance Technologies Corp.
800 Third Avenue
New York, New York  10022

(c)	Citizenship.	New York

(d)	Title of Class of Securities.	Common Stock

(e)	CUSIP Number.	815807102

Item 3.		Not Applicable

Item 4.		Ownership

(a)	Amount Beneficially Owned.
	714,767 (1)

(b) Percent of Class.
	7%

(c) Number of shares as to which each such person has

(i)	Sole power to vote or to direct the vote:

	714,767 (1)

(ii)	shared power to vote or to direct the vote:
		0

(iii)	sole power to dispose or to direct the disposition of:

	714,767 (1)

(iv)	shared power to dispose or to direct the disposition of:

		0
_____________________
(1) Includes 666,667 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock.










Item 5.	Ownership of Five Percent or Less of a Class.

		Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of another Person

		Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired
		the Security Being Reported on by the Parent Holding Company.

		Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.		Notice of Dissolution of Group.

Not applicable.


Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


	SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2002

/s/ James H. Simons
James H. Simons, Managing Member

	Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).